

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 23, 2007

Mr. Greg D. Kerley
Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

> **Re:** **Southwestern Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed May 1, 2007**
> **File No. 1-8246**

Dear Mr. Kerley:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 3

Exploration and Production, page 5

1.   We note that you include within your filing a measure for pre-tax PV(10). Please
        note that this disclosure is considered a non-GAAP measure. As such, you must
        provide all disclosures required by Item 10(e) of Regulation S-K. The disclosures
        should include reconciliation to the most directly comparable GAAP financial
        measure, which would be the standardized measure of discounted future net cash
        flows relating to proved oil and gas reserve quantities as set forth in paragraph 30
        of FAS 69. Please revise your disclosure as appropriate.

2.   We note your statement here and elsewhere in your filing that "In 2005 and 2004,
        [y]our reserve replacement ratios were 399% and 365%, respectively." Due to
        the variable components of this reserve replacement measure, presented for the
        fiscal year and on a three-year average, please expand your discussion to address
        each of the following, without limitation.

        •   Describe how the measure is calculated. We would expect the information
             used to calculate this measure to be derived directly from the line items
             disclosed in the reconciliation of beginning and ending proved reserve
             quantities, which is required to be disclosed by paragraph 11 of FAS 69.

        •   Identify the status of the proved reserves that have been added (e.g., proved
             developed vs. proved undeveloped). It is not appropriate to calculate this
             measure using:

             o   non-proved reserve quantities, or,

             o   proved reserve additions that include both proved reserve additions
                 attributable to consolidated entities and investments accounted for
                 using the equity method.

        •   Identify the reasons why proved reserves were added.

             o   The reconciliation of beginning and ending proved reserves, referred
                 to above, includes several line items that could be identified as
                 potential sources of proved reserve additions. Explain to investors the
                 nature of the reserve additions, and whether or not the historical
                 sources of reserve additions are expected to continue, and the extent to

which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

- Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

3.   We also note your disclosure of finding and development costs per Mcfe on a year-to-date basis and a three-year average basis within the filing. Due to the variable components of these measures, please revise your discussion to address each of the following, without limitation.

- Describe how the measure is calculated.

    o   The information used to calculate this measure should be derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs 11 and 21 of FAS 69.

    o   If the measure does not use data determined in accordance with FAS 69, please identify:

        ▪   the source of the data;

        ▪   indicate whether or not the measure is a non-GAAP measure, as defined by Item 10(e) (2) of Regulation S-K;

        ▪   if the measure is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K; and,

- if it is determined that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e) (1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

  o Note that finding costs include asset retirement costs. Therefore, this measure should also include asset retirement costs. Refer to the February 24, 2004 sample letter sent to oil and gas producers regarding FAS 69 and SFAS 143, located at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

  o Note that future development costs expected to be incurred relative to the specific set of reserve additions included in the calculation of the measure should also be included in the calculation.

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).

  o It is not appropriate to calculate this measure using non-proved reserves or to use a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method.

  o When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure.

  o Disclose the amount of the estimated future development costs. Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures

- Identify the reasons why proved reserves were added.

  o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

o Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. We note for example that changes in commodity prices and foreign exchange rates routinely have a direct impact on the quantity of proved reserve quantities, but do not require the expenditure of additional exploration or development costs.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

- Indicate whether or not the finding and development cost per unit measure is comparable to other like measures disclosed by other companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Financing Requirements, page 48

4. We note your disclosure of a ratio of EBITDA to interest expense as of December 31, 2006 of 610.5. Please note that this disclosure is considered a non-GAAP measure because it has been calculated with an amount considered to be a non-GAAP measure. As such, please provide all disclosures required by Item 10(e) of Regulation S-K.

Off-Balance Sheet Arrangements, page 48

5. We note your statement that "In accordance with our accounting procedures, the portion of the lease payments that represent drilling costs from our working interest in wells are capitalized to the full cost pool." Please tell us what the remaining portion of the lease payments represent and where they are reported in your financial statements.

Quantitative and Qualitative Disclosures About Market Risk, page 56

6. We note that you recognized a $20.2 million gain in the fiscal year ended December 31, 2006 and a $9.4 million loss in the fiscal year ended December 31, 2005 related to the change in estimated ineffectiveness of your cash flow hedges.

Please expand your disclosure to explain the facts and circumstances surrounding these gains and losses.

Balance Sheets, page 62

7.   Please disclose the major classes of your inventory balances in accordance with Rule   5-02(6)(a) of Regulation S-X. In addition, please elaborate on the average cost methodology you use in determining the value of your inventory and the method by which amounts are removed from inventory, as contemplated by Rule 5-02(6)(b) of Regulation S-X.

Reconciliation of Accumulated Other Comprehensive Income (loss), page 65

8.   Please explain the nature of the adjustment "Current period ineffectiveness" and why such amounts are presented in accumulated other comprehensive income/loss. In this regard, it is unclear why the ineffective portion of your hedging activities are not directly reported in earnings in accordance with FAS 133. Please advise.

(1) Summary of Significant Accounting Policies, page 66

Property, Depreciation, Depletion and Amortization, page 67

9.   We note your disclosure that "Retirements are credited to property, plant and equipment at cost and charged to accumulated depreciation, depletion and amortization with no gain or loss recognized, except for abnormal retirements." Please expand your disclosure to explain what you mean by abnormal retirements.

Controls and Procedures, page 87

10.   We note your statement that "All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those determined to be effective can provide only a reasonable assurance with respect to financial statement preparation and presentation." Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. Please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level. This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2007.

Exhibits 31.1 and 31.2

11.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act
        of 2002 is worded such that it does not precisely match the language as set forth
        in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the
        required Section 302 certifications, and amend your exhibits as appropriate. In
        this regard and without limitation, there is no provision for your certifying officer
        to identify the position held with the Company in the first line of the certification.
        Please refer to Item 601(b)(31) of Regulation S-K for the exact text of the
        required Section 302 certification and revise your exhibits as appropriate. This
        comment also applies to your Form 10-Q for the fiscal quarter ended March 31,
        2007.

Engineering Comments

Business, page 3

Exploration and Production, page 6

12.   We note the proved gas reserves in your Fayetteville shale play are 27%
        developed. Please submit to us the petroleum engineering reports – in hard copy
        and electronic spreadsheet format - you used as the basis for your 2006
        Fayetteville shale proved gas reserve disclosures. The report should include:

   a) One-line recaps for each well/location sorted by present worth within each proved
      reserve category including the dates of first booking and estimated first
      production for your proved undeveloped properties;

   b) Total play summary income forecast schedules for each proved reserve category
      with proved developed segregated into producing and non-producing properties;

   c) Individual income forecasts for each of the three largest properties (net equivalent
      reserve basis) in the proved developed and in the proved undeveloped categories
      as well as the AFE for each of the three PUD wells;

   d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each
      of these six largest properties. Please explain your methodology for estimating
      the gas in place and compare representative proved gas reserves with
      corresponding GIP estimates; specifically address the role of gas well material
      balance in your GIP estimates. Discuss your methodology in determining type
      curve decline parameters such as "b factor", representative initial flow rate and
      terminal decline rate in light of the fact that pseudo-steady state is generally not
      achieved. Tell us if all your horizontal well PUD locations are adjacent to and

parallel with (rather than a colinear extension of) productive horizontal well laterals. You may contact us for assistance in this or any other matter.

Glossary of Certain Industry Terms, page 20

Proved developed reserves, page 22

13.   Please be advised that the current SEC website location for Rule 4-10(a) of Regulation S-X is www.sec.gov/about/forms/regs-x.pdf, page 41. Please amend your future documents to reflect this change.

Risk Factors, page 23

Although our estimated natural gas and oil reserve data is independently audited, our estimates may still prove to be inaccurate., page 24

14.   We note your statement, "The estimates of Netherland, Sewell & Associates, Inc. may differ significantly on an individual property basis from our estimates. When, in the aggregate, such differences are within 10%, Netherland, Sewell & Associates, Inc. is generally satisfied that the estimates of proved reserves are reasonable." Please furnish to us the spreadsheet comparison and reconciliation between your estimates and those of your third party engineer.

Critical Accounting Policies, page 51

Natural Gas and Oil Properties, page 52

15.   We note your statement, "In conducting its audit, the engineers and geologists of Netherland, Sewell & Associates study our major properties in detail and independently develop reserve estimates. For the year-ended December 31, 2006, Netherland, Sewell & Associates issued its audit opinion as to the reasonableness of our reserve estimates, stating that our estimated proved oil and gas reserves are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles". With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Address the portion of your reserves that were analyzed by your third party engineer. Tell us the data items that were necessary for the estimates, but were accepted by your third party engineer without further confirmation.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jennifer Goeken at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

                         Sincerely,

                         Jill S. Davis
                         Branch Chief